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This preliminary prospectus supplement relates to an effective registration statement under the Securities Act of 1933, but is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell these securities and are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JUNE 19, 2002

PRELIMINARY PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED MAY 31, 2002

37,500,000 Shares

Common Stock

        Our common stock is listed on the New York, Pacific and Toronto Stock Exchanges under the symbol "ILA." The last reported sale price on The New York Stock Exchange on June 18, 2002 was $11.12 per share.

        The underwriters have an option to purchase a maximum of 5,625,000 additional shares to cover over-allotments of shares.

        Investing in our common stock involves risks. See "Risk Factors" beginning on page S-12 of this prospectus supplement.

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Aquila, Inc.
Per Share	$	$	$
Total	$	$	$

        Delivery of the shares of common stock will be made on or about             , 2002.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the prospectus to which it relates is truthful or complete. Any representation to the contrary is a criminal offense.

Sole Book-Running Manager:

Credit Suisse First Boston

Deutsche Bank Securities                    UBS Warburg

Credit Lyonnais Securities (USA) Inc.                    TD Securities

The date of this prospectus supplement is June     , 2002

        You should rely only on the information contained in this document or to which we have referred you herein. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

        On March 15, 2002, we changed our name from UtiliCorp United Inc. to "Aquila, Inc." Unless otherwise indicated or unless the context requires otherwise, all references in this prospectus supplement to "Aquila," "we," "our," "us," or similar references mean Aquila, Inc. and its subsidiaries.

i

FORWARD-LOOKING STATEMENTS

        This prospectus supplement and the documents incorporated by reference into this prospectus supplement contain forward-looking information. These statements involve risks and uncertainties, and there are certain important factors that can cause actual results to differ materially from those anticipated. We generally intend the words "may," "will," "should," "expect," "anticipate," "intend," "plan," "believe," "seek," "estimate," "continue," or the negative of these terms or similar expressions to identify forward-looking statements. Similarly, statements that describe our objectives, plans and goals may be forward-looking statements. Some of the important factors that could cause actual results or liquidity to differ materially from those anticipated include:

  •
  Both our Global Networks Group and Merchant Services businesses are weather-sensitive. Weather can affect our results significantly to the extent that temperatures differ from normal.

  •
  We are exposed to market risk, which may cause us to incur losses from our Wholesale Services operations.

  •
  We may not be able to efficiently operate our business if we are unable to access or generate capital at competitive rates.

  •
  The timing and extent of changes in interest rates could affect our financial results.

  •
  We may not be able to obtain attractive prices for planned asset sales or successfully integrate acquired businesses into our operations.

  •
  The volatility of natural gas and electricity prices can significantly affect the earnings contribution from Merchant Services.

  •
  The pace of well connections to our gas gathering system can affect the earnings contribution from the Capacity Services segment of Merchant Services.

  •
  The pace and degree of regulatory changes in the U.S. and abroad can affect current and future business opportunities and the intensity of competition.

  •
  The value of the U.S. dollar relative to the Canadian dollar, Australian dollar, New Zealand dollar and British pound can affect financial results from our foreign operations.

  •
  The inability to pass through increased fuel and purchased power costs to our customers in certain regulatory jurisdictions may affect the results of operations of our Global Networks Group.

  •
  The modification of regulations or historical practices in those jurisdictions in which we rely upon our ability to recover costs from customers could adversely affect our earnings.

  •
  The result of rate proceedings will affect future earnings of our Global Networks Group.

  •
  The construction of communications fiber optic networks and start-up operations of our communication business will have a negative effect on cash flows and earnings over the near term.

  •
  Current declines in the fair value of certain investments may become other than temporary.

        The forward-looking statements contained in this prospectus supplement and the documents incorporated by reference into this prospectus supplement are intended to qualify for the safe harbor provisions of Section 21E of the Securities Exchange Act of 1934, as amended. See "Risk Factors" for other risks and uncertainties related to this offering.

SUMMARY

        The following information supplements, and should be read together with, the information contained in other parts of this prospectus supplement and in the prospectus to which it relates. This summary highlights selected information from this prospectus supplement and the accompanying prospectus and may not contain all of the information that may be important to you. You should also review "Risk Factors" beginning on page S-12 of this prospectus supplement to determine whether an investment in our common stock is appropriate for you.

Our Company

        We are a multinational energy and energy solutions provider headquartered in Kansas City, Missouri. Our businesses are organized into two groups consisting of our Global Networks Group and Merchant Services. Through our Global Networks Group, we currently operate electricity and natural gas distribution networks serving more than six million customers in seven mid-continent states and in Canada, Australia, New Zealand and the United Kingdom. We have a long history in the regulated utility networks business, where we have 85 years of experience. Through our Merchant Services business, we own, operate and contractually control power generation, natural gas and coal processing assets. Merchant Services also markets and trades around our physical energy assets and provides risk management products and services to our utility and other customers. We actively manage our balanced, integrated platform of regulated businesses and physical asset positions in order to maximize shareholder value.

Global Networks Group

        Our Global Networks Group includes our Domestic and International Networks.

        Our Domestic Networks consists of our regulated electric and natural gas distribution utilities in the United States. Through networks of wires and pipes, we deliver energy to approximately 1.3 million customers in seven mid-continent states: Colorado, Iowa, Kansas, Michigan, Minnesota, Missouri and Nebraska. Domestic Networks serves 431,000 electric distribution customers in Missouri, Kansas and Colorado, and 874,000 natural gas distribution customers in Missouri, Kansas, Colorado, Nebraska, Iowa, Michigan and Minnesota. Domestic Networks is characterized by geographic and regulatory diversity and constructive regulatory frameworks that balance shareholder and customer interests. In addition, Domestic Networks includes our approximately 38% interest in Quanta Services, Inc., a publicly traded company (NYSE:PWR) that is a leading provider of field services to utilities, government agencies, telecommunications and cable television companies and our domestic communications business, which is currently limiting its build-out to the Kansas City market.

        Domestic Networks consists of the following regulated assets:

  •
  2,115 megawatts of generation capacity;

  •
  21,216 pole miles of electric transmission and distribution lines;

  •
  1,655 miles of gas transmission pipelines; and

  •
  18,138 miles of distribution mains and service lines.

        Our domestic electric generation plants as of March 31, 2002 included:

Plant & Location	Date in Service	Fuel	Gross Capacity (MW)
Sibley #1-3, Missouri	1960, 1962, 1969	Coal	512
Ralph Green #3, Missouri	1981	Gas	74
Nevada, Missouri	1974	Oil	20
Greenwood #1-4, Missouri	1975-1979	Gas/Oil	256
KCI #1-2, Missouri	1970	Gas	32
Lake Road #2-3, Missouri	1957, 1962	Coal/Gas	35
Lake Road #1, #4, Missouri	1951, 1967	Coal/Gas	117
Lake Road #5, Missouri	1974	Gas/Oil	63
Lake Road #6-7, Missouri	1989, 1990	Oil	42
Iatan, Missouri	1980	Coal	121	(a)
Judson Large #4, Kansas	1969	Gas	145
Arthur Mullergren #3, Kansas	1963	Gas	96
Cimarron River #1-2, Kansas	1963, 1967	Gas	71
Clifton #1-2, Kansas	1974	Gas/Oil	73
Jeffrey #1-3, Kansas	1978, 1980, 1983	Coal	356	(a)
W.N. Clark #1-2, Colorado	1955, 1959	Coal	43
Pueblo #6, Colorado	1949	Gas	20
Pueblo #5, Colorado	1941/2001	Gas	9
Pueblo Diesel, Colorado	2001	Oil	10
Diesel #1-5, Colorado	1964	Oil	10
Diesel #1-5, Colorado	1964	Oil	10

Total			2,115

(a)
Our share of jointly-owned plants.

        The table below shows our overall fuel mix and generation capability for the past five years:

Source (MW)	1997	1998	1999	2000	2001
Coal	889	888	895	1,174	1,184
Gas and oil	790	792	802	912	931

Total generation capability	1,679	1,680	1,697	2,086	2,115

        Our International Networks consists of our international regulated electric and gas operations in Canada, Australia, New Zealand and the United Kingdom. We own interests in electric and natural gas utilities and communications networks in Australia, New Zealand and the United Kingdom which serve approximately 4.6 million customers, and we also provide electric distribution services to approximately 517,000 customers in Canada.

        Canada.    We provide electricity to 377,000 electric distribution customers in Alberta and 140,000 electric distribution customers in British Columbia. Our British Columbia operation also generates hydroelectric power and manages the retail accounts of its distribution customers. In Alberta, we operate the distribution network and provide the power under a long-term contract to the retailer who sells the power to the ultimate customers.

        Australia.    In Victoria, we manage and own 34% of United Energy, an electric distribution utility in Melbourne. In addition to its distribution business, United Energy manages the gas distribution of Multinet Gas, in which Aquila has a 25.5% interest. United Energy and Multinet Gas distribute electricity to 571,000 customers and natural gas to 625,000 customers in areas of metropolitan Melbourne, Victoria. The retail energy customers of United Energy and Multinet Gas are serviced through Pulse Energy. Pulse Energy is an electricity and natural gas retailer which is 50% owned by

United Energy and Multinet and serves approximately 1.1 million customers in the state of Victoria. In 2002, Victoria introduced full competition in the retail electricity market allowing Pulse Energy to compete for additional customers beyond the networks of United Energy and Multinet Gas.

        In Western Australia, we and United Energy jointly own 45% of AlintaGas, the major supplier and distributor of natural gas in Western Australia. AlintaGas has 450,000 natural gas distribution customers in Western Australia, including the city of Perth. Industrial and commercial retail natural gas customers in Western Australia can choose their supplier.

        We also own 66% of Uecomm, a provider of fiber-optic communications networks to corporate, government and wholesale customers in five major Australian cities.

        New Zealand.    UnitedNetworks, 55%-owned by Aquila, is New Zealand's largest energy distribution company. It owns and operates electricity, natural gas and communications networks. UnitedNetworks serves 506,000 electric lines consumers and 124,000 natural gas distribution customers located primarily in the Auckland and Wellington areas. Its fiber-optic networks serve the business communities of Auckland and Wellington.

        United Kingdom.    We recently acquired a 79.9% interest in Midlands Electricity plc, the fourth-largest regional electric company in the United Kingdom. Midlands has a distribution network that provides electricity under a long-term contract to a retail power provider serving 2.3 million customers in and around the city of Birmingham, England. Midlands also holds interests in three independent power plants.

Merchant Services

        Our Merchant Services business consists of our Capacity Services and Wholesale Services businesses.

        Our Capacity Services business owns, operates and contractually controls electric power generation assets, natural gas gathering, transportation, processing and storage assets, and a coal handling facility. These assets provide stable, predictable cash flows. We expect that Capacity Services will provide approximately 61% and 80% of the total EBIT of Merchant Services in 2002 and 2003, respectively.

        Capacity Services consists of the following physical assets which are in operation, construction or development as of March 31, 2002:

  •
  4,715 megawatts of generation capacity;

  •
  62.5 Bcf of natural gas storage;

  •
  1.5 Bcf/d of natural gas pipeline throughput capacity;

  •
  460 MMcf/d of natural gas processing capacity; and

  •
  5.0 million tons per year coal handling facility.

        Capacity Services generation assets as of March 31, 2002 included:

Plant & Location	Type of Investment	Percent Owned	Gross Capacity (MW)	Net Capacity (MW)	Fuel	Date in Service
Topsham Hydro Partners, Maine	Leveraged Lease	50.00	14	7	Hydro	October 1987
Stockton CoGen Company, California	General Partnership	50.00	60	30	Coal	March 1988
BAF Energy L.P., California	Limited Partnership	23.10	120	28	Natural Gas	May 1989
Rumford Cogeneration Company L.P., Maine	Limited Partnership	24.30	85	20	Coal and Waste Coal	May 1990
Koma Kulshan Associates, Washington	Limited Partnership	49.75	14	7	Hydro	October 1990
Badger Creek Limited, California	Limited Partnership	48.75	50	24	Natural Gas	April 1991
Lockport Energy Associates, L.P., New York	Limited Partnership	16.58	180	30	Natural Gas	December 1992
Orlando Cogen Limited, L.P., Florida	Limited Partnership	50.00	126	63	Natural Gas	September 1993
Jamaica Private Power Company, Jamaica	Limited Liability Company	24.09	60	14	Diesel	January 1997
Batesville Unit No. 3, Mississippi	Contracted	—	279	279	Natural Gas	June 2000(a)
Lake Cogen Ltd., Florida	Limited Partnership	99.90	110	110	Natural Gas	July 1993
Mid-Georgia Cogen, L.P., Georgia	Limited Partnership	50.00	305	148	Natural Gas	June 1998
Onondaga Cogen. Ltd. Partnership, New York	Limited Partnership	100.00	91	75	Natural Gas	December 1993
Pasco Cogen Ltd., Florida	Limited Partnership	49.90	109	54	Natural Gas	July 1993
Prime Energy Limited Partnership, New Jersey	Limited Partnership	50.00	65	33	Natural Gas	December 1989
Selkirk Cogen. Partners, L.P., New Jersey	Limited Partnership	19.90	345	69	Natural Gas	March 1992/ September 1994
Aries L.L.C., Missouri	Limited Liability Company	50.00	580	290	Natural Gas	June 2001/ February 2002
Elwood Energy L.L.C., Illinois	Contracted	—	604	604	Natural Gas	July 2001(b)
Acadia Power Plant, Louisiana	Contracted	—	580	580	Natural Gas	July 2002*(c)
Coahoma Power Plant, Mississippi	Contracted (capital lease)	—	340	340	Natural Gas	September 2002*(d)
Raccoon Creek Power Plant, Illinois	Leased	—	340	340	Natural Gas	June 2002
Goose Creek Power Plant, Illinois	Leased	—	510	510	Natural Gas	December 2002*
Three projects in development	Owned	100.00	1,060	1,060	Natural Gas	2003/2004*

Total Capacity (MW)			6,027	4,715

*
Estimated date that initial units will be placed in service.

(a)
We have a 20-year contract for 279 MW of the output of the plant.

(b)
We have a 15-year contract for 604 MW of the output of the plant.

(c)
We have a 20-year contract to supply natural gas necessary to generate 580 MW of power and will own and market the power produced.

(d)
We have a contract for the 340 MW of the output of the plant for the life of the plant.

        Our Wholesale Services business consists of our Capital Services, Commodity Services and Origination Services businesses.

        Our Capital Services business combines our risk management and commodity expertise to structure innovative energy asset financings for clients, providing a competitive alternative to traditional project financing. We have funded projects in the oil, gas and power sectors across the United States. Our loans typically require a hedge of commodity price risk by borrowers and are backed by proven reserves and the value of performing assets. As part of our recently announced restructuring of our Merchant Services business, we expect that for the near term our Capital Services business will be restricted to managing its existing portfolio.

        Our Commodity Services business was a top marketer and trader of wholesale natural gas, electricity and other commodities in North America and Western Europe; however, we no longer will be a market maker as we focus on other, more stable, areas of our business. Our marketing and trading operations in the future are expected to transact business around our physical assets.

        Our Origination Services business leverages physical assets and market knowledge to wholesale energy services. We partner with clients to identify, assess and measure risks, then create solutions to mitigate a variety of energy portfolio risks.

Our Strategy

        Our strategy is to manage our balanced, integrated platform of regulated businesses and physical asset positions in order to maximize shareholder value. We believe our Global Networks Group and Merchant Services businesses are supported by quality assets and a strong balance sheet. We intend to optimize the performance of these businesses, and to use the stable and predictable cash flows from our Global Networks Group and Capacity Services operations to fund longer-term future growth opportunities.

        In the near term, we intend to focus on the following areas:

  •
  Increase revenues and earnings by: (i) improving the efficiency of our regulated businesses; (ii) optimizing our physical asset positions by leveraging our market knowledge; and (iii) continuing to wholesale energy services.

  •
  Reduce costs by realigning our Global Networks Group and Merchant Services, which includes: (i) substantially reducing our workforce; (ii) eliminating redundancies, inefficiencies and other costs; and (iii) linking our long-term executive incentive plan to the achievement of improved credit ratings as well as the creation of shareholder value.

  •
  Divest selected assets and apply the proceeds to reduce debt balances. We are currently planning the sale of up to $1 billion of assets.

  •
  Integrate our recently completed Midlands acquisition and pending acquisition of Cogentrix Energy, Inc. We intend to maximize the profitability of these acquisitions through process improvement and revenue optimization, which includes: (i) transferring best practice operating models across businesses; (ii) streamlining existing operations; (iii) eliminating certain costs; and (iv) identifying opportunities for revenue enhancement.

  •
  Continue to implement measures designed to strengthen our credit rating to ensure the successful execution of our strategy. We discuss below, under "Recent Developments," additional actions we are taking as part of our near-term strategy to further strengthen our financial position.

        In light of the increasing capital requirements necessary to operate a large energy trading business, we are scaling back our trading operations. In the future, we intend to limit trading activity to trading around our physical assets.

Recent Developments

        Announcement Regarding Trading Operations, Earnings and Dividends.    On June 17, 2002, we announced that we were substantially reducing our energy trading business in response to the high cost of capital to operate that business and our committment to maintaining and improving our credit ratings. We also announced revised full year operating earnings guidance for 2002 of $1.30-$1.40 per share and that our Board of Directors expects to reduce the annual common dividend from $1.20 to $.70 per share. The revised earnings guidance and dividend policy are a result of the anticipated loss of earnings from our scaled back Commodity Services and Origination Services businesses, the dilution from the issuance of shares in this offering, and higher interest costs associated with refinancing existing debt and the issuance of senior notes substantially concurrent with this offering. Our operating earnings guidance does not include non-recurring items, such as the restructuring charge associated with the reduction of our workforce (estimated to be $55 million), other restructuring charges, and any impairment charges associated with the adoption of SFAS No. 142 by us or Quanta Services, Inc.

        Plan to Enhance Revenue and to Reduce Debt and Expenses.    In response to industry-wide credit concerns, we have implemented a plan aimed at increasing our earnings before interest, taxes, depreciation and amortization by at least $100 million on an annual basis through revenue enhancements and reduced expenses. Steps to implement our plan have recently included: (a) realigning our Domestic Networks Group and Merchant Services, resulting in a substantial reduction of employees; (b) suspending our executive leadership long-term incentive compensation plan until we achieve at least a "BBB/Baa2" credit rating from the major rating agencies; and (c) eliminating other corporate-based overhead. With these steps we have already identified and secured more than $100 million in cost savings. We also intend to sell selected assets to raise cash totaling up to $1 billion to reduce debt balances and lower operating costs. Additionally, we will cease all acquisition activity for the next 12 to 18 months, excepting only the consummation of our Cogentrix acquisition.

        Change of Auditors.    On May 21, 2002, we announced that we had dismissed Arthur Andersen LLP as our independent accountants and retained KPMG, LLP as our independent accountants.

        Resolution of Quanta Dispute.    On May 20, 2002, we reached an agreement with Quanta that we believe will enhance our ability to monetize our investment in Quanta. As a part of this settlement, we will have three seats on Quantra's 10-member board of directors and can designate one of four independent directors. We have also agreed not to purchase additional Quanta shares on the open market.

        Acquisition of Midlands.    On May 8, 2002, we closed on our purchase from FirstEnergy Corp. of a 79.9% interest in Midlands Electricity plc, a United Kingdom electricity network. The price of this acquisition was approximately $264 million. The purchase price consists of an initial payment of $150 million financed through an acquisition facility, and six annual payments of $19 million. Midlands is the fourth-largest regional electricity company in the United Kingdom, serving approximately 2.3 million customers through a 38,000-mile distribution network. Midlands also owns 886 megawatts of net generating capacity in the United Kingdom and two other countries. As a result of this purchase, we will also provide management and operating services to Midlands in exchange for a management fee. In connection with the acquisition, FirstEnergy has substantive participating and protective rights as the minority partner. As such, we will account for this acquisition using the equity method of accounting. FirstEnergy has the right to sell its interest in Midlands to us under certain conditions on the sixth anniversary of closing of the transaction.

        Pending Cogentrix Acquisition.    On April 30, 2002, we agreed to acquire privately held Cogentrix Energy, Inc., a leading independent power producer with 3,496 megawatts of net generation capacity after its sale of certain assets discussed below. The transaction includes a purchase price of $415 million for 100% of the common stock of Cogentrix, as well as the assumption of $355 million of recourse debt and an estimated $770 million of non-recourse project-level debt. The purchase price consists of an initial payment of $375 million at closing and a $20 million payment in each of 2004 and 2005. We intend to finance the initial payment of $375 million through a combination of proceeds received from this offering and our expected issuance of senior notes to be completed substantially concurrent with this offering. The acquisition is conditioned on, among other things, third party consents, Hart-Scott-Rodino clearance, approvals by the Federal Energy Regulatory Commission (FERC), and completion of the asset sale to General Electric Capital Corporation (GECC). We expect to close this transaction in 2002. Immediately prior to our acquisition of Cogentrix, GECC will acquire 1,026 net megawatts of Qualifying Facility power plant assets currently owned by Cogentrix in order for the plants to maintain their Qualifying Facility status under the Public Utility Regulatory Policy Act.

        Revolving Credit Agreement.    On April 12, 2002, we closed on a new revolving credit facility totaling $650 million that replaced a $400 million credit facility. The new credit facility consists of two $325 million agreements, one with a term of 364 days and the other with a term of three years.

        A detailed description of our businesses is included in the documents filed by us with the SEC, which we have incorporated by reference into this prospectus supplement. See "Where You Can Find More Information" beginning on page ii of the accompanying prospectus.

The Offering

Issuer	Aquila, Inc. 20 West Ninth Street Kansas City, Missouri 64105 Telephone: 816-421-6600
Common stock offered	37.5 million shares
Approximate number of shares of common stock outstanding after the offering	179.5 million shares(1)
Listing	New York, Pacific and Toronto Stock Exchanges
Trading symbol	ILA
Indicated annual dividend rate	$.70 per share, paid quarterly.(2) Purchasers of common stock in this offering are expected to receive any dividend declared in the third quarter of 2002.
Use of proceeds
We intend to use the net proceeds to reduce short-term debt incurred for the retirement of long-term debt and the financing of our Midlands acquisition, prefund our Cogentrix acquisition, repay current maturities of long-term debt, and for general corporate purposes.
Risk factors
See "Risk Factors" beginning on page S-12 and other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus for a discussion of factors you should carefully consider before investing in shares of our common stock.
Concurrent issuance
Substantially concurrent with this offering of common stock, we also anticipate issuing $500 million of our senior notes in a separate transaction not registered under the Securities Act. This offering of common stock is not contingent on the issuance of the senior notes.

(1)
The number of shares outstanding after the offering is based on our shares outstanding as of June 18, 2002. The number of shares outstanding after the offering assumes that the underwriters' over-allotment option is not exercised. If the underwriters exercise their over-allotment option in full, we will issue and sell an additional 5,625,000 shares. See "Underwriting."

(2)
Based upon June 16, 2002 guidance from our Board of Directors. Future dividends will be declared and paid at the discretion of the Board of Directors and will depend on business conditions, operating results and other factors.

Selected Historical Financial Information

        We are providing the following selected historical financial information to assist you in analyzing an investment in our common stock. We derived the financial information presented below as of, and for each of the years in the periods ended December 31, 1999, 2000 and 2001 from our audited consolidated financial statements. We derived the financial information presented below as of and for each of the three month periods ended March 31, 2001 and 2002 from our books, records and financial statements, which have not been audited.

        The financial information below should be read in conjunction with the historical consolidated financial statements and related notes contained in the annual, quarterly and other reports filed by us with the SEC, which we have incorporated by reference into this prospectus supplement and the accompanying prospectus.

	As of and for the Years Ended December 31,			As of and for the Three Months Ended March 31, (Unaudited)
	1999	2000(1)	2001(2)	2001(3)	2002(3)
	($ in millions, except per share amounts)
Income Statement Data:
Sales	$18,622	$28,975	$40,377	$11,980	$8,861
Earnings before interest and taxes(4)	414	540	705	192	95
Depreciation and amortization expense	194	225	273	70	61
Net income	161	207	279	74	44
Basic earnings per common share	1.75	2.22	2.49	0.71	0.32
Diluted earnings per common share	1.75	2.21	2.42	0.69	0.32
Cash dividends per common share	1.20	1.20	1.20	0.30	0.30
Balance Sheet Data:
Current assets	2,272	6,867	4,807	5,785	4,534
Property, plant and equipment, net	3,665	3,135	3,394	3,149	3,395
Total assets	7,539	14,027	11,948	13,135	12,271
Short-term debt (including current maturities)	292	553	1,228	326	969
Long-term debt	2,202	2,346	1,748	2,526	2,031
Company-obligated preferred securities	350	450	250	450	250
Common shareholders' equity	1,525	1,800	2,552	2,182	3,188

        The following notes reflect the pre-tax effect of items affecting the comparability of the Selected Historical Financial Information above:

(1)
In the year ended December 31, 2000, we recorded $27.2 million of reserves for impairments and other charges relating to underperforming pipeline assets, investments in retail assets in the United Kingdom, certain information technology assets, corporate intangibles and our construction of communications fiber-optic networks. We also recorded a $44.0 million gain on the sale of a 34% interest in Uecomm Limited to the public.

(2)
In the year ended December 31, 2001, we (a) recorded a $110.8 million gain on the sale of 5.75 million shares of Aquila Merchant Services, Inc.'s Class A common stock (EBIT and net income reflect our 80% ownership of Aquila Merchant from April 27, 2001 to December 31, 2001); (b) wrote off exposure related to the Enron bankruptcy of $35.0 million in Merchant Services and $31.8 million in Domestic Networks; (c) recorded charges of $16.5 million in our communications business related to preliminary system design and leases in markets we do not intend to develop; and (d) recorded charges of $11.5 million in our Australian Networks related to valuation allowances on certain deferred taxes and collectibility of certain receivables.

(3)
Included in Depreciation and amortization expense for the three months ended March 31, 2001 was approximately $6.1 million of amortization of goodwill that was not recorded in the three months ended March 31, 2002 as a result of the implementation of a new accounting standard that discontinued the amortization of goodwill. Additionally, included in earnings from equity method investments for that period was approximately $4.4 million of amortization of goodwill. Effective January 1, 2002, we changed our method of accounting for Merchant Services' gas storage inventory from the lower of cost or market method to a fair value approach. This change had an immaterial effect on the three months ended March 31, 2002. However, had the change been implemented for the three months ended March 31, 2001, earnings before interest and taxes would have been lower by approximately $28.7 million.

(4)
Earnings before interest and taxes, or "EBIT," is presented as an additional measure of our ability to service our debt and to fund expenditures. It is not a measure of operating results, but is derived from our consolidated financial statements. It should not be considered in isolation or as a substitute for a measure of performance prepared in accordance with generally accepted accounting principles, or "GAAP" in the United States, and is not indicative of operating income or cash flow from operations as determined under GAAP. In addition, EBIT may not be comparable with other companies' EBIT due to different ways in which EBIT may be defined.

RISK FACTORS

        In deciding whether to purchase common stock in this offering, you should read carefully this prospectus supplement, the accompanying prospectus and the documents we incorporate by reference into this prospectus supplement and the accompanying prospectus. We consider the risks described below to be material to your decision whether or not to invest in our common stock at this time. There may be risks that you view in a different way than we do, and we may omit a risk that we consider immaterial, but you consider important. If any of the following risks occur, our business, financial condition or results of operations could be materially harmed. In that case, the value or trading price of our common stock could decline, and you may lose all or part of your investment. You should refer to "Forward-Looking Statements" for a discussion of additional important factors that could cause actual results to differ materially from those anticipated.

Our revenues and results of operations are subject to market risks that are beyond our control.

        We sell power from our generation facilities into the spot market or other competitive power markets or on a contractual basis. We also enter into contracts to purchase and sell electricity, natural gas and coal as part of our power marketing and energy trading operations. With respect to such transactions, we are not guaranteed any rate of return on our capital investments and our revenues and results of operations are likely to depend, in large part, upon prevailing market prices for power. These market prices may fluctuate substantially over relatively short periods of time.

        It is reasonable to expect that margins may erode as markets mature and that there may be diminished opportunities for gain should volatility in these markets decline. In addition, the Federal Energy Regulatory Commission (FERC), which has jurisdiction over wholesale power rates, as well as independent system operators that oversee some of these markets, may impose price limitations, bidding rules and other mechanisms to address some of the volatility in these markets. Fuel prices may also be volatile, and the price we can obtain for power sales may not change at the same rate as changes in fuel costs. These factors could reduce our margins and therefore diminish our revenues and results of operations.

        Volatility in market prices for fuel and power may result from:

  •
  weather conditions;
  •
  seasonality;
  •
  power usage;
  •
  illiquid markets;
  •
  transmission or transportation constraints or inefficiencies;
  •
  availability of competitively priced alternative energy sources;
  •
  supply/demand imbalances for energy commodities;
  •
  natural gas, crude oil and refined products, and coal production levels;
  •
  natural disasters, wars, embargoes and other catastrophic events; and
  •
  federal, state and foreign energy and environmental regulation and legislation.

        We recently announced a substantial curtailment of our marketing and trading business. We are, however, still exposed to market and price risks associated with existing contracts and contracts that we will enter into in connection with our trading around our physical assets. If the value of these contracts changes in a manner we do not anticipate, it could harm our financial position and reduce our earnings.

Our risk management policies cannot eliminate the risk associated with energy trading activities.

        Our energy trading (including fuel procurement and power marketing) activities expose us to risks of commodity price movements. We attempt to manage our exposure through enforcement of established risk limits and risk management procedures. These risk limits and risk management procedures may not always be followed or may not work as planned and cannot eliminate the risks associated with energy trading activities. As a result, we cannot predict the impact that our energy trading and risk management decisions may have on our business, operating results or financial position.

        While we have significantly limited our trading operations, we still have open trading positions in the market. To the extent open trading positions exist, fluctuating commodity prices and interest rates can improve or diminish our financial results and financial position.

        Our energy trading and risk management activities, including our power sales agreements with counterparties, are expected to continue with regard to our physical assets. These activities rely on projections that depend heavily on judgments and assumptions made by management of factors such as the future market prices and demand for power and other energy-related commodities. These factors become more difficult to predict and the calculations become less reliable the further into the future these estimates are made. Even when our policies and procedures are followed and decisions are made based on these estimates, results of operations may be diminished if the judgments and assumptions underlying those calculations prove to be wrong or inaccurate.

We are subject to risks associated with a changing economic and regulatory environment.

        In response to the occurrence of several recent events, including the September 11, 2001 terrorist attack on the United States, the ongoing war against terrorism by the United States, and the bankruptcy of Enron Corp., the financial markets have been disrupted in general, and the availability and cost of capital for our business and that of our competitors has been at least temporarily harmed. In addition, following the bankruptcy of Enron Corp., the credit rating agencies initiated a thorough review of the negative implications trading operations could have on the capital structure and earnings power of energy companies, including us. While we have significantly limited our trading operations, these events could still constrain the capital available to our industry and could limit our access to funding for our operations. Other factors that generally could affect our ability to access capital include: (1) general economic conditions; (2) market prices for electricity and gas; (3) the overall health of the utility and energy merchant industries; (4) our ability to maintain our investment-grade credit ratings; and (5) our capital structure. Much of our business is capital intensive, and achievement of our long-term growth targets is dependent, at least in part, upon our ability to access capital at rates and on terms we determine to be attractive. If our ability to access capital becomes significantly constrained, our interest costs will likely increase and our financial condition and future results of operations could be significantly harmed.

        Additionally, as part of a response to the bankruptcy of Enron, U.S. and state regulatory commissions have further focused attention on our industry. For example, over 150 energy merchants, including us, have been required to respond to inquiries relating to questionable trading activities by Enron that were recently uncovered through the publication of internal Enron memoranda. After an internal review, we believe that we have not engaged in any of the trading practices identified in such inquiries. Recently, we have received requests from regulatory commissions to provide documents and answer questions in connection with investigations of us and other companies in the energy industry relating to transactions by which companies may have booked revenue that is misleading or were otherwise improper because the transactions were "wash-transactions" or "round-trip trades" undertaken for the purpose of inflating trading volumes and revenue. Although we are preparing our responses to these regulatory agencies, we have conducted a preliminary review of our trading activity for 1999 through 2001 to identify those trades that could have some of the characteristics of "wash-

transactions" or "round-trip trades". The trades we have identified accounted for less than one-half of one percent of our trading and marketing revenues during this period. We believe these trades were conducted for legitimate business purposes such as determining market price, depth and direction and to manage the risk of our portfolio due to changing market information, and that none of those trades were "wash-transactions" or "round-trip trades" entered into for the purpose of increasing volumes or revenues.

        We are not able to predict how the current challenges to the energy industry or potential changes in the regulatory environment may directly or indirectly adversely affect our operations and results going forward.

We may not be able to implement our strategy.

        Our strategy includes measures such as cost reductions, sales of assets and other actions to improve our liquidity position and to strengthen our credit ratings. The successful execution of this strategy is subject to future uncertainties, including our ability to sell assets on favorable terms and to operate in a new business environment. Failure to successfully implement this strategy could have a material adverse effect on our liquidity and could increase the chances of a downgrade in our credit ratings.

A downgrade in our credit rating could negatively affect our ability to access capital and/or to operate our power and gas trading businesses.

        Standard & Poor's Corporation (S&P) and Moody's Investor Service (Moody's) rate our senior unsecured debt at BBB (CreditWatch negative) and Baa3 (review for possible downgrade), respectively. On May 20, 2002, Moody's placed the credit ratings of our senior unsecured debt, which is currently one level above a non-investment-grade rating, on review for possible downgrade. If Moody's or S&P were to downgrade our long-term rating, particularly below investment grade, our costs of issuing debt and equity would increase which would diminish our financial results, and it would impair our ability to close our Cogentrix acquisition. In addition, we would likely be required to pay a higher interest rate in future financings, and our pool of investors and funding sources could decrease. If our credit rating is downgraded to non-investment grade by both S&P and Moody's, we could be required to repurchase certain notes totaling $174 million ($80 million in the event of a Moody's downgrade only). A downgrade could also cause parties with whom we transact business to require us to post additional collateral in support of our obligations under certain construction, trading, operating and other contracts.

        We cannot assure you that any of our current ratings will remain in effect for any given period of time or that a rating will not be lowered or withdrawn entirely by a rating agency if, in its judgment, circumstances in the future so warrant. This offering and our substantially concurrent senior note offering are key components in our overall plan to increase credit quality and avoid non-investment grade ratings.

Parties with whom we have contracts may fail to perform their obligations, which could harm our results of operations.

        While we have limited our marketing and trading operations, we are still exposed to the risk that counterparties that owe us money or energy will breach their obligations. Some of these counterparties are in a challenging financial position. Should the counterparties to these arrangements fail to perform, we may be forced to enter into alternative hedging arrangements or honor underlying commitments at then-current market prices that may exceed our contractual prices, which would cause our financial results to be diminished. Although our estimates take into account the expected probability of default by a counterparty, our actual exposure to a default by a counterparty may be greater than the estimates predict.

We rely on electric transmission facilities that we do not own or control. If these facilities do not provide us with adequate transmission capacity, we may not be able to deliver our wholesale electric power to our customers.

        We depend on transmission facilities owned and operated by other power companies to deliver the power we sell at wholesale. This dependence exposes us to a variety of risks. If transmission is disrupted, or transmission capacity is inadequate, we may not be able to sell and deliver our wholesale products. If a region's power transmission infrastructure is inadequate, our recovery of wholesale costs and profits may be limited. If restrictive transmission price regulation is imposed, the transmission companies may not have sufficient incentive to invest in expansion of transmission infrastructure.

        The FERC has issued electric and gas transmission initiatives that require electric and gas transmission services to be offered separately from commodity sales. Although these initiatives are designed to encourage wholesale market transactions for electricity and gas, access to transmission systems may in fact not be available if transmission capacity is insufficient because of physical constraints or because it is contractually unavailable. We also cannot predict whether transmission facilities will be expanded in specific markets to accommodate competitive access to those markets.

We do not fully hedge against price changes in commodities.

        We enter into contracts to purchase and sell electricity, natural gas and coal as part of our power marketing and energy trading operations and we continue to enter into these contracts to procure fuel. We attempt to manage our exposure by establishing risk limits and entering into contracts to offset some of our positions (i.e., to hedge our exposure to demand, market effects of weather and other changes in commodity prices). However, we do not always hedge the entire exposure of our operations from commodity price volatility. To the extent we do not hedge against commodity price volatility or our hedges are not effective, our results of operations and financial position may be improved or diminished based upon our success in the market.

We may not be able to respond effectively to competition.

        We may not be able to respond in a timely or effective manner to the many changes in the power industry that may occur as a result of regulatory initiatives to increase competition. These regulatory initiatives may include deregulation or reregulation of the electric utility industry in some markets. To the extent that competition increases, our profit margins may be negatively affected. Industry deregulation and privatization may not only continue to facilitate the current trend toward consolidation in the utility industry but also may encourage the disaggregation of other vertically integrated utilities into separate generation, transmission and distribution businesses. As a result, additional competitors in our industry may be created, and we may not be able to maintain our revenues and earnings levels or pursue our growth strategy.

        While demand for power is generally increasing throughout the United States, the rate of construction and development of new, more efficient electric generation facilities may exceed increases in demand in some regional electric markets. The start-up of new facilities in the regional markets in which we have facilities could increase competition in the wholesale power market in those regions, which could harm our business, results of operations and financial condition. In addition, industry restructuring in regions in which we have substantial operations could affect our operations in a manner that is difficult to predict, since the effects will depend on the form and timing of the restructuring.

The different regional power markets in which we compete or will compete in the future have changing transmission regulatory structures, which could affect our performance in these regions.

        Our results are likely to be affected by differences in the market and transmission regulatory structures in various regional power markets. Problems or delays that may arise in the formation and operation of new regional transmission organizations, referred to as "RTOs", may restrict our ability to sell power produced by our generating capacity to certain markets if there is insufficient transmission capacity otherwise available. The rules governing the various regional power markets may also change from time to time which could affect our costs or revenues. Because it remains unclear which companies will be participating in the various regional power markets, or how RTOs will develop or what regions they will cover, we are unable to assess fully the impact that these power markets may have on our business.

        We believe we have complied with all federal regulatory requirements relating to our participation in RTOs. However, our ability to join RTOs remains subject to state regulatory approvals and other contingencies. Accordingly, we are unable to predict the outcome of regulatory actions and proceedings affecting transmission structures or their impact on the timing and operation of RTOs, our transmission operations or future results of operations and cash flows.

Our operating results may be negatively influenced by mild weather.

        We have historically sold less power, delivered less gas and received lower prices for natural gas and natural gas liquids, and consequently earned less income, when weather conditions are milder. We expect that unusually mild weather in the future could diminish our results of operations and harm our financial condition.

There are risks of doing business outside the United States.

        We currently own and may acquire and/or dispose of material energy-related investments and projects outside the United States. Operations in foreign countries can present risks such as currency exchange rate and convertibility, inflation and repatriation risk.

We may not be able to successfully integrate businesses we acquire into our operations.

        Our ability to successfully integrate our Midlands acquisition and our proposed Cogentrix acquisition into our operations will depend on factors including: (1) the adequacy and successful execution of our implementation plans; (2) our ability to achieve desired operating efficiencies; and (3) regulatory approval of the Cogentrix acquisition on favorable terms. If we are unable to successfully integrate these new businesses into our operations, we could experience increased costs and thus lower returns or losses on our investments.

From time to time we are threatened with, or are a party to, disputes, including legal suits and arbitration.

        Currently we are party to a number of disputes, some of which are listed below:

  •
  On February 19, 2002, we filed a suit against Chubb Insurance Group, the issuer of surety bonds in favor of certain of our long-term gas supply contracts. Previously Chubb had demanded that it be released from its up to $568 million surety obligation or, alternatively, that we post collateral to secure its obligation. We do not believe that Chubb is entitled to be released of its surety obligations or that we are obligated to post collateral to secure its obligations unless it is likely we will default on the contracts. Chubb has not alleged that we are likely to default on the contracts. We believe we will be able to continue to perform on the contracts and that we will prevail in the action.
  •
  A consolidated lawsuit was filed against us in Delaware Chancery Court in connection with the recombination of Aquila with our Aquila Merchant subsidiary that occurred pursuant to an exchange offer completed in January 2002 raising allegations concerning the lack of independent members on the board of directors of Aquila Merchant to negotiate the terms of the exchange offer on behalf of the public shareholders of Aquila Merchant. The plaintiff's claims for equitable relief were denied by the Delaware Chancery Court in January 2002, and there has been no further activity with the lawsuit. Securities fraud complaints seeking damages based on the same conduct were recently filed against us in federal court. Persons holding certificates formerly representing approximately 1.8 million shares of Aquila Merchant common stock are also pursuing their appraisal rights in connection with the recombination. We do not believe that any of these actions will have an outcome materially adverse to us.

        We cannot assure you that the abovementioned disputes, nor any other dispute in which we are now involved or may become involved, will be decided in our favor. If we do not prevail, such disputes could require us to make substantial payments or take actions that could adversely affect our liquidity and financial condition.

USE OF PROCEEDS

        We estimate that the net proceeds from the sale of the common stock, after deducting underwriting discounts and commissions and estimated fees and expenses, will be approximately $398.6 million ($458.5 million if the underwriter's over-allotment option is exercised in full). This estimate assumes a public offering price of $11.00 per share. Substantially concurrent with this offering, we contemplate issuing approximately $500 million of our senior notes in a separate transaction not registered under the Securities Act. We intend to use the net proceeds from these offerings to reduce short-term debt incurred for the retirement of maturing long-term debt and the financing of our Midlands acquisition, to prefund our Cogentrix acquisition, to repay current maturities of long-term debt and for general corporate purposes. Our short-term debt (excluding current maturities of long-term debt) totaled approximately $294.7 million as of March 31, 2002, and had a weighted average interest rate of approximately 2.85%.

DIVIDENDS AND PRICE RANGE OF COMMON STOCK

        Our common stock is listed on the New York, Pacific and Toronto Stock Exchanges and is traded under the symbol "ILA." Prior to March 18, 2002, our common stock traded under the symbol "UCU". The following table sets forth the high and low sales prices for our common stock, as reported on the New York Stock Exchange composite transactions reporting system, and the cash dividends paid on the common shares for the periods indicated.

	Common Stock
	High	Low	Dividend
2000:
First Quarter	$20.06	$15.19	$0.30
Second Quarter	21.88	17.31	0.30
Third Quarter	28.50	19.88	0.30
Fourth Quarter	31.31	23.94	0.30
2001:
First Quarter	$32.40	$24.81	$0.30
Second Quarter	37.85	29.35	0.30
Third Quarter	33.00	26.60	0.30
Fourth Quarter	31.80	21.85	0.30
2002:
First Quarter	$26.95	$21.77	$0.30
Second Quarter (through June 18)	25.23	9.80	0.30

Shareholders

        As of June 18, 2002, the last reported sales price of our common stock on the NYSE was $11.12. As of June 18, 2002, there were approximately 142 million shares of our common stock outstanding and approximately 40,000 holders of record of our common stock.

Dividend Policy

        The holders of our common stock receive dividends if and when declared by our board of directors out of legally available funds. On June 16, 2002, our Board of Directors approved a new annual dividend policy of $.70 per share, down from the previous annual rate of $1.20 per share. However, our board's declaration and payment of dividends will depend upon business conditions, operating results and other relevant factors. No assurance can be given that we will continue to pay dividends on our common stock at the current annual rate in the future. Purchasers of common stock in this offering are expected to receive any dividend declared in the third quarter of 2002.

CAPITALIZATION

        Capitalization is the amount invested in a company and is a common measurement of a company's size. The table below sets forth our capitalization as of March 31, 2002:

  •
  on an actual basis;

  •
  on an as adjusted basis to reflect borrowings incurred in connection with our Midlands acquisition; and

  •
  on an as adjusted basis to give effect to (1) the sale of the 37,500,000 shares of our common stock (assuming no exercise of the underwriters' over-allotment option) at an assumed offering price of $11.00 per share offered by this prospectus and (2) $496.4 million of anticipated net proceeds received from our expected senior note issuance substantially concurrent with this common stock offering and our application of the net proceeds from those sales in the manner described in "Use of Proceeds" in this prospectus supplement, after deducting underwriting discounts and commissions and estimated offering expenses.

	March 31, 2002
	Actual	As Adjusted for Midlands Acquisition	As Adjusted for the Offerings
	(in millions)
Short-Term Debt(1)	$969.2	$1,149.7	$254.8
Long-Term Debt.	2,031.0	2,118.4	2,618.4
Company-Obligated Preferred Securities	250.0	250.0	250.0
Common Shareholders' Equity	3,187.8	3,187.8	3,586.4

Total Capitalization	$6,438.0	$6,705.9	$6,709.6

(1)
Including $674.5 million of current maturities of long-term debt and Company-obligated preferred securities.

UNDERWRITING

        Under the terms and subject to the conditions contained in an underwriting agreement dated June     , 2002, we have agreed to sell to the underwriters named below, for whom Credit Suisse First Boston Corporation is acting as representative, the following respective numbers of shares of common stock.

Underwriter	Number of Shares
Credit Suisse First Boston Corporation
Deutsche Bank Securities Inc.
UBS Warburg LLC
Credit Lyonnais Securities (USA) Inc.
TD Securities (USA) Inc.

Total	37,500,000

        The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

        We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to 5,625,000 additional shares at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

        The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus supplement and to selling group members at that price less a selling concession of $      per share. The underwriters and selling group members may allow a discount of $      per share on sales to other broker/dealers. After the initial public offering, the underwriters may change the public offering price and concession and discount to broker/dealers.

        The following table summarizes the compensation and estimated expenses we will pay:

	Per Share		Total
	Without Over-allotment	With Over-allotment	Without Over-allotment	With Over-allotment
Underwriting Discounts and Commissions paid by us	$	$	$	$
Expenses payable by us	$	$	$	$

        We have agreed, with exceptions, not to sell or transfer any of our common stock for 90 days after the date of this prospectus supplement without first obtaining the written consent of Credit Suisse First Boston Corporation. Specifically, we have agreed not to directly or indirectly:

  •
  Offer, pledge, sell or contract to sell any common stock;

  •
  Sell any option or contract to purchase any common stock;

  •
  Purchase any option or contract to sell any common stock;

  •
  Grant any option, right or warrant for the sale of any common stock;

  •
  Lend or otherwise dispose of or transfer any common stock;

  •
  File a registration statement related to our common stock pursuant to a request or demand; or

  •
  Enter into swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

        This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. In addition, certain of our officers and directors have agreed to a similar lock-up provision.

        We have agreed to indemnify the underwriters against liabilities under the Securities Act of 1933, as amended, or to contribute to payments the underwriters may be required to make in that respect.

        In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934.

  •
  Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

  •
  Over-allotments involve sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allottment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allottment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

  •
  Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

  •
  Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

        A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering. Credit Suisse First Boston Corporation may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make Internet distributions on the same basis as other allocations.

        Some of the underwriters or their affiliates have provided investment or commercial banking services to us in the past and are likely to do so in the future. They receive customary fees and commissions for these services. These services currently include, among others, advisory services provided to us by Credit Suisse First Boston Corporation relating to our pending Cogentrix acquisition.

        We expect that entities associated or affiliated with the underwriters, or entities administered by those entities, will receive in the aggregate 10% or more of the net proceeds of this offering in repayment of certain indebtedness. Accordingly, this offering is being conducted pursuant to Rule 2710(c)(8) of the Conduct Rules of the National Association of Securities Dealers, Inc.

LEGAL MATTERS

        Certain legal matters relating to the issuance and sale of the common stock will be passed upon for us by Blackwell Sanders Peper Martin LLP, Two Pershing Square, 2300 Main Street, Kansas City, Missouri 64108, and certain matters will be passed upon for the underwriters by Milbank, Tweed, Hadley & McCloy LLP, 1 Chase Manhattan Plaza, New York, New York 10005. Milbank, Tweed, Hadley & McCloy LLP from time to time provides legal services to us.

PROSPECTUS

$1,000,000,000

Aquila, Inc.

Senior Notes, Common Stock, Stock Purchase Contracts and Stock Purchase Units

        We will provide specific terms of these securities in supplements to this prospectus. You should read this prospectus and any supplement carefully before you invest.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This Prospectus is dated May 31, 2002

About This Prospectus	i
Where You Can Find More Information	ii
The Company	1
Use Of Proceeds	1
Ratio Of Earnings To Fixed Charges	1
Description Of Common Stock	1
Description Of Senior Notes	5
Description Of Stock Purchase Contracts And Stock Purchase Units	9
Plan Of Distribution	10
Experts	11

ABOUT THIS PROSPECTUS

        This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission utilizing a "shelf" registration process. Under this shelf process, we may, from time to time, sell in one or more offerings any combination of the securities described in this prospectus, either separately or in units, up to a total dollar amount of $1,000,000,000. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading "Where You Can Find More Information."

        On March 15, 2002, we changed our name from UtiliCorp United Inc. to Aquila, Inc. Unless otherwise indicated or unless the context requires otherwise, all references in this prospectus to "Aquila," "we," "our," "us," or similar references mean Aquila, Inc. and all of our subsidiaries.

i

WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any materials that we file at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information regarding the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. We file information electronically with the SEC. The SEC maintains an Internet site that contains the reports, proxy and information statements and other information regarding issuers that file electronically. The address of the SEC's Internet site is http://www.sec.gov.

        The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to other documents. This information incorporated by reference is considered part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings (including filings made after the date of the initial registration statement and prior to the effectiveness of the registration statement) we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

  a.
  Annual Report on Form 10-K and Form 10-K/A for the fiscal year ended December 31, 2001.

  b.
  Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2002.

  c.
  Current Reports on Form 8-K filed on February 25, 2002, February 27, 2002 and March 15, 2002.

  d.
  The description of common stock contained in our Registration Statement on Form 8-B dated May 5, 1987 (File No. 001-03562) and the description of the preference stock purchase rights set forth in our Registration Statement on Form 8-A dated March 4, 1997 (File No. 001-03562).

Filings made prior to March 15, 2002 are located on the SEC's Internet site under our prior name, "UtiliCorp United Inc."

        You may request a copy of these filings, at no cost, by telephoning or writing to us at the following address:

Investor Relations
Aquila, Inc.
20 West Ninth Street
Kansas City, Missouri 64105
816-421-6600

        Additionally, you can get further information about us on our website, http://www.aquila.com. We do not, however, intend for the information on our website to constitute part of this prospectus.

        This prospectus is part of a registration statement we filed with the SEC. You should rely only on the information contained in this prospectus and in any prospectus supplement. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it.

ii

THE COMPANY

        We are a multinational energy solutions provider headquartered in Kansas City, Missouri. Our executive offices are located at 20 West Ninth Street, Kansas City, Missouri 64105 and our telephone number is 816-421-6600.

USE OF PROCEEDS

        Unless otherwise set forth in a prospectus supplement, the net proceeds from the sale of the offered securities will be used for general corporate purposes including the repayment of debt and other obligations.

RATIO OF EARNINGS TO FIXED CHARGES

        Our ratio of earnings to fixed charges for each of the periods indicated is as follows:

	Twelve Months Ended March 31, 2002
		Years Ended December 31,
		2001	2000	1999	1998	1997
Ratio of Earnings to Fixed Charges	2.56	2.81	2.05	2.03	2.01	2.29

        The ratio of earnings to fixed charges represents the number of times fixed charges are covered by earnings. For the purpose of these ratios, earnings consist of income before provisions for income taxes and fixed charges less undistributed earnings in equity investments. For this purpose, fixed charges comprise (1) interest on all indebtedness and amortization of debt discount and expense, (2) interest capitalized and (3) an interest factor attributable to rentals.

DESCRIPTION OF COMMON STOCK

General

        The following description of our common stock is a summary and is not complete. You should refer to our governing corporate documents and our Michigan Gas Utilities Indenture, dated as of July 1, 1951, which secures the first mortgage bonds issued by Michigan Gas Utilities Company and assumed by us in connection with our acquisition of Michigan Gas Utilities Company in 1989.

        We are authorized to issue up to 430,000,000 shares of capital stock consisting of:

  •
  400,000,000 shares of common stock, par value $1 per share;

  •
  10,000,000 shares of preference stock, without par value; and

  •
  20,000,000 shares of Class A common stock, par value $1 per share.

Dividend Rights and Limitations

        Subject to the limitation referred to below, our board of directors may declare dividends on our capital stock out of funds legally available for that purpose.

        Cash dividends on our capital stock are restricted by provisions of the Michigan Gas Utilities Indenture. Under the most restrictive of these provisions, we may not declare or pay any dividend, other than a dividend payable in shares of our capital stock, if, after giving effect to the dividend, the sum of:

  •
  the aggregate amount of all dividends declared and all other distributions made, other than dividends declared or distributions made in shares of our capital stock, subsequent to December 31, 1984; plus

  •
  the excess, if any, of the amount applied to or set apart for the acquisition of any shares of our capital stock subsequent to December 31, 1984, over amounts received by us as the net cash proceeds of sales of shares of our capital stock subsequent to that date, would exceed the sum of our net income since January 1, 1985, plus $50 million.

        In addition, we may not declare dividends unless we maintain a tangible net worth of at least $250 million and the total principal amount of our outstanding indebtedness does not exceed 70% of our capitalization. None of our retained earnings was restricted as to payment of cash dividends on our capital stock as of March 31, 2002.

Voting Rights

        Holders of our common stock are entitled to one vote for each share held of record. Our board of directors is divided into three classes, and each year one class is elected to serve a three-year term. Holders of common stock do not have cumulative voting in the election of directors. Accordingly, the holders of more than 50% of the outstanding shares of our common stock voting for the election of directors can elect all the directors, and the remaining holders will not be able to elect any directors.

Liquidation Rights

        Our outstanding common stock is, and the common stock that may be offered from time to time, when issued and paid for will be, fully paid and non-assessable. Holders of common stock do not have any preemptive rights. On liquidation, the holders of the common stock will be entitled to all amounts remaining for distribution after payment of the liquidation preferences of the outstanding shares, if any, of the Class A common stock and the preference stock.

Class A Common Stock and Preference Stock

        Without action by our stockholders, our board of directors may issue one or more series of Class A common stock or preference stock that may have terms more favorable than the common stock, including preferential dividend, liquidation, redemption and voting rights.

        We may use the Class A common stock or the preference stock as an anti-takeover device because these securities may be issued with "super voting" rights and placed in the control of parties aligned with current management. However, the NYSE has in effect a rule that restricts our ability to issue Class A common stock and preference stock with super voting rights. There are presently no shares of Class A common stock or preference stock issued or outstanding.

Stockholder Rights Plan

        We have adopted a stockholder rights plan under which our stockholders have been granted one preference stock purchase right for each share of common stock held. The following description of the purchase rights is not complete. You should refer to the Rights Agreement we entered into with UMB Bank, N.A. (as successor to First Chicago Trust Company of New York), a copy of which we filed with the SEC as an exhibit to our Form 8-A Registration Statement filed on March 4, 1997.

        Each purchase right, when it becomes exercisable as described below, entitles the holder to purchase one-thousandth of a share of our Series A Participating Cumulative Preference Stock, no par value, at a purchase price of $76.67, subject to certain adjustments and other specified conditions.

        The purchase rights become exercisable upon the occurrence of a "distribution date," which is defined in the rights agreement as the earlier of:

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  the tenth business day, or such later date as our board of directors may fix, after the date on which any company commences a tender or exchange offer which, if consummated, would result in the company acquiring ownership of more than 15% of our outstanding common stock; or

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  the "flip-in date," which means the tenth business day after we first publicly announce that a company has acquired ownership of more than 15% of our outstanding common stock, or such other date as our board of directors may adopt prior to the flip-in date that would otherwise have occurred.

        The rights agreement does not apply to certain acquisitions, including acquisitions by a company that inadvertently acquires ownership of more than 15% of our outstanding common stock, provided the company promptly divests sufficient shares of common stock to reduce its percentage ownership below 15%.

        If a flip-in date occurs, each purchase right, other than purchase rights the acquiring company or any of its affiliates beneficially own, will constitute the right to purchase from us that number of shares of our common stock having a market value equal to twice the exercise price of the purchase right. On the occurrence of a flip-in date, the purchase rights beneficially owned by the acquiring company or any of its affiliates will be void.

        In addition, our board of directors may, at its option, at any time after a flip-in date and prior to the time the acquiring company becomes the owner of more than 50% of the outstanding shares of our common stock, elect to exchange all of the outstanding purchase rights, other than those purchase rights beneficially owned by the acquiring company or its affiliates, for shares of our common stock at an exchange ratio of one share of our common stock per purchase right. Immediately upon the taking of that action by our board of directors, the right to exercise the purchase rights will terminate and each purchase right will then represent only the right to receive the appropriate number of shares of common stock.

        Whenever we become obligated to issue shares of common stock upon the exercise of or in exchange for purchase rights, we may substitute shares of preference stock, at a ratio of one one-thousandth of a share of preference stock for each share of common stock.

        If we are acquired in a merger or other similar business combination entered into while:

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  the acquiring company or any of its affiliates is in control of our board of directors or 50% or more of our assets; or

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  assets representing 50% or more of our operating income or cash flow are transferred to an acquiring company or any of its affiliates,

then we are required to take all necessary action to ensure that the purchase rights will "flip-over" and entitle each holder of a purchase right to purchase capital stock of the acquiring company having a market value equal to twice the purchase price of the preference stock otherwise purchasable pursuant to the purchase right.

        At any time prior to the earlier of a flip-in date and the tenth anniversary of the rights agreement, our board of directors may redeem the purchase rights in whole, but not in part, at a price of $0.01 per purchase right. Under certain circumstances the rights agreement may be amended by our board of directors without approval from our stockholders.

        The purchase rights have an anti-takeover effect. Specifically, the purchase rights may cause substantial dilution to a person or group that attempts to acquire a substantial number of shares of our common stock without the approval of our board of directors. The purchase rights will not interfere with any merger or other business combination with a third party approved by our board of directors, because the board of directors may, at any time prior to a flip-in date, redeem the purchase rights as described above or amend the rights agreement to render it inapplicable to a specific transaction.

Additional Anti-Takeover Defenses

        A number of provisions in our governing corporate documents may have the effect of discouraging other companies from acquiring large blocks of our common stock or delaying or preventing a change of control of Aquila. For instance, because our certificate of incorporation authorizes our board of directors to issue additional capital stock without stockholder approval, the board of directors could issue additional shares of stock to discourage a change of control of Aquila. Furthermore, the absence of cumulative voting rights could discourage accumulations of large blocks of our common stock by purchasers seeking representation on our board of directors.

        Other provisions in our certificate of incorporation are designed to discourage attempts to obtain control of Aquila in a transaction not approved by our board of directors. Such provisions include:

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  an 80% stockholder vote requirement to remove the entire board of directors;

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  a prohibition against the removal of individual directors without cause;

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  a requirement that the board of directors be divided into three classes, with one class elected each year for a three-year term;

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  an 80% stockholder vote requirement to amend provisions of the certificate of incorporation relating to our board of directors;

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  an 80% stockholder vote requirement to approve certain business transactions, unless certain minimum price conditions are met;

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  an 80% stockholder vote requirement to amend the above-listed provisions;

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  a requirement that stockholder action may be taken only at an annual or special meeting; and

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  a requirement that special meetings may be called by not less than a majority of the stockholders.

        Our bylaws also contain provisions that may have an anti-takeover effect, including:

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  advance notice requirements for stockholder nominations to our board of directors; and

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  a requirement that nominating stockholders provide information comparable to that which we would be required to provide under federal securities laws.

These bylaw provisions could enable us to delay undesirable stockholder actions in order to give us more time and information to adequately respond.

        As previously described, our stockholder rights plan also has an anti-takeover effect. Severance agreements we have entered into with certain of our management employees may have anti-takeover effects as well. Such severance agreements provide that we must pay certain benefits if the employees are terminated without good cause or resign for good reason, as defined in the agreements, within three years after a change of control of Aquila.

Transfer Agent and Registrar

        The co-transfer agents for our common stock are:

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  UMB Bank, N.A., Kansas City, Missouri; and

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  The R-M Trust Company, Toronto, Ontario, Canada.

        The registrar for the common stock is UMB Bank, N.A., Kansas City, Missouri. Our common stock is listed on the New York, Pacific and Toronto Stock Exchanges, and unless the prospectus supplement accompanying this prospectus states otherwise, the common stock offered under this prospectus will be listed on those exchanges.

DESCRIPTION OF SENIOR NOTES

        We may issue senior notes from time to time in one or more series, under an Indenture dated as of August 24, 2001, as supplemented, between us and BankOne Trust Company, N.A., as the trustee. The indenture has been incorporated by reference as an exhibit to the registration statement of which this prospectus is a part. The following description of certain provisions of the indenture is a summary and is not complete. You should refer to all of the provisions of the indenture, including the definitions of certain terms contained in the indenture. A copy of the indenture may be obtained from us upon request.

General

        The indenture does not limit the aggregate principal amount of the senior notes or the aggregate principal amount of any particular series of senior notes that we may issue under the indenture. The indenture states that we may issue senior notes from time to time in one or more series. The senior notes will be unsecured obligations and will rank equally with all of our other unsecured and unsubordinated indebtedness.

        The specific terms of each series of senior notes will be set forth in the prospectus supplement relating to that series, including the following terms, if possible:

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  the title of the senior notes;

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  the aggregate principal amount of the series of senior notes and any limit on the aggregate principal amount of that series;

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  the price (expressed as a percentage of the aggregate principal amount) at which we will issue the series of senior notes;

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  the maturity date or dates for the series of senior notes;

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  the interest rate or rates (which may be fixed or variable) per annum for the series of senior notes, if any, or any method by which the interest rate or rates, will be determined;

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  the date or dates:

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  from which the interest, if any, will accrue;

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  on which the interest, if any, will be payable;

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  on which payment of the interest, if any, will commence; and

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  of record for any interest payments;

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  the person, if different than the registered holder as of the record date, to whom any interest will be payable;

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  the dates, if any, on which and the price at which the series of senior notes may be redeemed or purchased under any mandatory sinking fund provisions, and the other detailed terms and provisions of the sinking funds;

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  the date, if any, after which and the price at which we or any holder of the senior notes may redeem the senior notes and other detailed terms and provisions of the optional redemptions;

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  any additional restrictive covenants included in the supplemental indentures solely for the benefit of the series of senior notes;

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  any additional events of default (as defined below) solely with respect to the series of senior notes;

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  the currency or currencies in which we will pay the principal of (and premium, if any) or interest, if any, on the series of senior notes;

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  the index, if any, used to determine the amount of principal of (and premium, if any) and interest, if any on the series of senior notes;

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  whether we will use a global security with respect to the series of senior notes, the name of the depository for the global security and the terms, if any, upon which interests in the global security may be exchanged for definitive senior notes; and

  •
  any additional terms of the series of the senior notes.

        Unless the applicable prospectus supplement states otherwise, we will pay the principal, and the premium and interest, if any, on the series of senior notes at the office or agency we maintain in New York, New York for that purpose. In addition, the transfer or exchange of the senior notes will be registerable at that same office. We may, however, pay interest by check mailed to the address as it appears on the security register of any person entitled to payment of interest. (Sections 301, 305 and 1002).

        Unless the applicable prospectus supplement states otherwise, we will only issue the senior notes in registered form without coupons and in denominations of $1,000 and integral multiples of $1,000. (Section 302). No service charge will be made for any registration of transfer or exchange of the senior notes, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection with the transfer or exchange. (Section 305).

        We may issue senior notes as original issue discount securities (as defined below) meaning that they will be sold at a discount below their principal amount. We will describe special federal income tax, accounting and other considerations applicable to original issue discount securities in the prospectus supplement. "Original issue discount security" is any security that provides for the acceleration of the maturity of an amount less than the principal amount of the security upon the occurrence and continuance of an event of default. (Section 101).

Events of Default

        With respect to any series of senior notes, the indenture defines an event of default as:

  •
  a default in the payment of principal (or premium, if any), on any senior note of that series at its maturity;

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  a default in the payment of any interest on any senior note of that series for 30 days;

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  a default in the payment of any sinking fund installment;

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  our failure to perform any other of the covenants or warranties in the indenture for 60 days after we receive notice of our failure (other than a covenant or warranty included in the indenture solely for the benefit of a series of senior notes other than that particular series);

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  certain events of bankruptcy, insolvency or reorganization of Aquila; and

  •
  any other event of default provided with respect to senior notes of that series. (Section 501).

        If any event of default with respect to any series of senior notes at the time outstanding occurs and is continuing, either the trustee or the holders of at least 25% in principal amount of the outstanding senior notes of that series may, by notice, declare the principal amount (or, if the senior notes are original issue discount securities, such portion of the principal amount as may be specified in the terms of that series) of all senior notes of that series to be due and payable immediately. Upon certain conditions the holders of a majority in principal amount of the outstanding senior notes of that series on behalf of the holders of all senior notes of that series may annul that declaration and waive past defaults. A declaration may not, however, be annulled if the default is a default in payment of principal of, or premium or interest, if any, on the senior notes and other specified defaults unless that default has been cured. (Section 502 and 513).

        The prospectus supplement relating to each series of outstanding senior notes which are original issue discount securities will contain the particular provisions relating to acceleration of the maturity of a portion of the principal amount of those original issue discount securities if an event of default occurs and continues.

        The indenture states that the trustee will give notice to the holders of any series of senior notes of a known default if that default is uncured or not waived. The trustee may decide to withhold a notice of default if it determines in good faith that withholding of the notice is in the interest of the holders of the senior notes unless the default is in the payment of principal (or premium, if any) or interest, if any, on any debt security of that series, or in the payment of any sinking fund installment. The trustee may not give notice of default until 30 days after the occurrence of a default in the performance of a covenant in the indenture other than for the payment of the principal of (or premium, if any) or interest, if any, or the deposit of any sinking fund installment. The term default with respect to any series of outstanding senior notes for the purpose only of this provision means the happening of any of the events of default specified in the indenture and relating to such series of outstanding senior notes, excluding any grace periods and irrespective of any notice requirements. (Section 602).

        The indenture contains a provision entitling the trustee, subject to the duty of the trustee during default to act with the required standard of care, to be indemnified by the holders of any series of outstanding senior notes before proceeding to exercise any right or power under the indenture at the request of the holders of that series of senior notes. (Section 603). The indenture states that the holders of a majority in principal amount of outstanding senior notes of any series may direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or other power conferred on the trustee. The trustee, however, may decline to act if that direction is contrary to law or the indenture. (Section 512).

        The indenture requires us to annually file with the trustee a certificate stating that no default exists or identifying any existing default.

Defeasance

        At our option, we:

  •
  will be discharged from all obligations with respect to the senior notes (except for certain obligations including registering the transfer or exchange of the senior notes, replacing stolen, lost or mutilated senior notes, maintaining paying agencies and holding monies for payment in trust); or

  •
  need not comply with certain restrictive covenants of the indenture,

if we deposit with the trustee (and in the case of a discharge, 91 days after such deposit) money, or U.S. government obligations, or a combination of both, sufficient to pay all the principal of and interest on the senior notes on the date those payments are due in accordance with the terms of the senior notes to and including a redemption date which we irrevocably designate for redemption of the senior notes. To exercise this option, we must meet certain conditions, including delivering to the trustee an opinion of counsel stating that the deposit and related defeasance will not cause the holders of the senior notes to recognize income, gain or loss for federal income tax purposes. (Sections 403 and 1008).

Modification of the Indenture

        With respect to any series of senior notes we and the trustee may add provisions to or change or eliminate any of the provisions of the indenture relating to that series if holders of at least a majority in principal amount of that series of senior notes, voting as a class, consent. We and the trustee cannot, however, modify the indenture to:

  •
  change the stated maturity of any senior note;

  •
  reduce the principal amount of, or the rate of interest or any premium on, any senior note;

  •
  change the place or currency of payment on any senior note;

  •
  impair the right to institute suit for the enforcement of any payment on or after the stated maturity of any security;

  •
  reduce the percentage of outstanding senior notes necessary to modify or amend the indenture; or

  •
  reduce the percentage of aggregate principal amount of outstanding senior notes necessary to waive compliance with certain provisions of the indenture or to waive certain covenants and defaults. (Section 902).

Consolidations, Merger and Sale of Assets

        Without the consent of the holders of any of the outstanding senior notes under the indenture, we may:

  •
  consolidate with or merge into any other corporation;

  •
  transfer or lease substantially all of our assets to any person;

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  acquire or lease substantially all of the assets of any person; or

  •
  permit any corporation to merge into us, if:

  •
  the successor is a corporation organized under the laws of any domestic jurisdiction;

  •
  the successor corporation, if other than us, assumes our obligations on the senior notes and under the indenture; and

  •
  after giving the effect to the transaction, no event of default, and no event which, after notice or lapse of time, would become an event of default, will occur. (Section 801).

        Certain of the covenants described above will not necessarily afford the holders protection in the event we are involved in a highly leveraged transaction, such as a leveraged buyout. However, we must obtain regulatory approval to issue long-term debt.

Outstanding Senior Notes

        In determining whether the holders of the requisite principal amount of outstanding senior notes have given any request, demand, authorization, direction, notice, consent or waiver under the indenture, the following are taken into account:

  •
  the portion of the principal amount of an original issue discount security deemed to be outstanding is that portion of the principal amount that could be declared to be due and payable upon the occurrence and continuation of an event of default under the terms of the original issue discount security as of the date of the determination, and

  •
  senior notes we or any of our affiliates own are not considered to be outstanding. (Section 101).

DESCRIPTION OF STOCK PURCHASE
CONTRACTS AND STOCK PURCHASE UNITS

        We may issue stock purchase contracts, including contracts obligating holders to purchase from us, and us to sell to the holders, a specified number of shares of common stock at a future date or dates, which we refer to herein as "stock purchase contracts." The price per share of common stock and the number of shares of common stock may be fixed at the time the stock purchase contracts are issued or may be determined by reference to a specific formula set forth in the stock purchase contracts. The stock purchase contracts may be issued separately or as part of units consisting of a stock purchase contract and senior notes or debt obligations of third parties, including U.S. treasury securities, securing the holders' obligations to purchase the common stock under the stock purchase contracts, which we refer to herein as "stock purchase units." The stock purchase contracts may require us to make periodic payments to the holders of the stock purchase units or vice versa, and such payments may be unsecured or refunded on some basis. The stock purchase contracts may require holders to secure their obligations thereunder in a specified manner.

        The applicable prospectus supplement will describe the terms of the stock purchase contracts or stock purchase units. The description in the prospectus supplement will not necessarily be complete, and reference will be made to the stock purchase contracts, and, if applicable, collateral or depositary arrangements, relating to the stock purchase contracts or stock purchase units. Material United States federal income tax considerations applicable to the stock purchase units and the stock purchase contracts will also be discussed in the applicable prospectus supplement.

PLAN OF DISTRIBUTION

        We may sell the securities in any of four ways:

  •
  through underwriters or dealers;

  •
  directly to a limited number of institutional purchasers or to a single purchaser;

  •
  through agents; or

  •
  through direct sales or auctions performed by utilizing the Internet or a bidding or ordering system.

        Any underwriter, dealer or agent, may be deemed to be an underwriter within the meaning of the Securities Act of 1933. The terms of the offering of the securities with respect to which this prospectus is being delivered will be set forth in the applicable prospectus supplement and will include:

  •
  the name or names of any underwriters, dealers or agents;

  •
  the purchase price of the securities and the proceeds to us from such sale;

  •
  any underwriting discounts and other items constituting underwriters' compensation;

  •
  the public offering price; and

  •
  any discounts or concessions which may be allowed or reallowed or paid to dealers and any securities exchanges on which the securities may be listed.

        If underwriters are used in the sale of securities, the securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The securities may be offered to the public either through underwriting syndicates represented by managing underwriters or directly by one or more underwriters acting alone. Unless otherwise set forth in the applicable prospectus supplement, the obligations of the underwriters to purchase the securities described in the applicable prospectus supplement will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all of the securities if any are so purchased by them. Any public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

        If dealers are utilized in the sale of any securities, we will sell the securities to the dealers as principals. Any dealer may resell the securities to the public at varying prices to be determined by the dealer at the time of resale. The name of any dealer and the terms of the transaction will be set forth in the prospectus supplement with respect to the securities being offered.

        The securities may be sold from time to time directly by us through agents designated by us. Any agents involved in the offer or sale of the securities in respect of which this prospectus is being delivered, and any commissions payable by us to such agents, will be set forth in the applicable prospectus supplement. Unless otherwise indicated in the applicable prospectus supplement, any agent will be acting on a best efforts basis for the period of its appointment.

        Securities may also be offered and sold, if so indicated in the applicable prospectus supplement, in connection with a remarketing upon their purchase, in accordance with a redemption or repayment pursuant to their terms, or otherwise, by one or more firms, which we refer to herein as the "remarketing firms," acting as principals for their own accounts or as our agents. Any remarketing firm will be identified and the terms of its agreement, if any, with us and its compensation will be described in the applicable prospectus supplement. Remarketing firms may be deemed to be underwriters, as that term is defined in the Securities Act in connection with the securities remarketed thereby.

        If so indicated in the applicable prospectus supplement, we will authorize agents, underwriters or dealers to solicit offers by certain specified institutions to purchase or exchange the securities to which this prospectus and the applicable prospectus supplement relates from us at the public offering price set forth in the applicable prospectus supplement, plus, if applicable, accrued interest, pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. These contracts will be subject only to those conditions set forth in the applicable prospectus supplement, and the applicable prospectus supplement will set forth the commission payable for solicitation of the contracts.

        Underwriters will not be obligated to make a market in any securities. No assurance can be given regarding the activity of trading in, or liquidity of, any securities.

        Agents, dealers, underwriters and remarketing firms may be entitled, under agreements entered into with us, to indemnification by us against certain civil liabilities, including liabilities under the Securities Act, or to contribution to payments they may be required to make in respect thereof. Agents, dealers, underwriters and remarketing firms may be customers of, engage in transactions with, or perform services for, us in the ordinary course of business.

        Each series of securities will be a new issue and, other than the common stock, which is currently listed on the New York, Pacific and Toronto Stock Exchanges, will have no established trading market. We may elect to list any series of securities on an exchange, and in the case of the common stock, on any additional exchange, but, unless otherwise specified in the applicable prospectus supplement, we shall not be obligated to do so. No assurance can be given as to the liquidity of the trading market for any of the securities.

        We may also offer senior notes directly to the public, with or without the involvement of agents, underwriters or dealers and may utilize the Internet or another electronic bidding or ordering system for the pricing and allocation of such senior notes. Such a system may allow bidders to directly participate, through electronic access to an auction site, by submitting conditional offers to buy that are subject to acceptance by us, and which may directly affect the price or other terms at which such securities are sold.

        The final offering price at which senior notes would be sold and the allocation of such senior notes among bidders, would be based in whole or in part on the results of the Internet bidding process or auction. Many variations of the Internet auction or pricing and allocating systems are likely to be developed in the future, and we may utilize such systems in connection with the sale of senior notes. We will describe in the related supplement to this prospectus how any auction or bidding process will be conducted to determine the price or any other terms of the senior notes, how potential investors may participate in the process and, when applicable, the nature of the underwriters' obligations with respect to the auction or ordering system.

EXPERTS

        Our annual consolidated financial statements and schedules incorporated in this prospectus by reference from our 2001 Annual Report on Form 10-K and Form 10-K/A have been audited by Arthur Andersen LLP, independent public accounts, as indicated in their report with respect thereto, and are incorporated herein in reliance upon the authority of said firm as experts in giving said reports.

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FORWARD-LOOKING STATEMENTS
SUMMARY
Our Company
Global Networks Group
Merchant Services
Our Strategy
Recent Developments
The Offering
Selected Historical Financial Information
RISK FACTORS
USE OF PROCEEDS
CAPITALIZATION
UNDERWRITING
LEGAL MATTERS

ABOUT THIS PROSPECTUS
WHERE YOU CAN FIND MORE INFORMATION
THE COMPANY
USE OF PROCEEDS
RATIO OF EARNINGS TO FIXED CHARGES
DESCRIPTION OF COMMON STOCK
DESCRIPTION OF SENIOR NOTES
DESCRIPTION OF STOCK PURCHASE CONTRACTS AND STOCK PURCHASE UNITS
PLAN OF DISTRIBUTION
EXPERTS